UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 19, 2024

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	32-0769697
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 8. Certain Unregistered Sales of Equity Securities:

On December 7, 2023, in the Collier County Court, case number 11-2023-CA-003193-0001-XX, the court issued a relevant order concerning the use of a 3(a)(10) exemption. On July 19, 2024, additional language was added to the order initially issued on December 7, 2023, concerning the use of a 3(a)(10) exemption.

Please refer to Exhibit 3A.1 attached hereto for the full text of the court order.

Exhibit 3A:

**	ITEM 9.01 Exhibits.**

**	(a) Exhibits**

Exhibit 3A.1-	Case #: 11-2023-CA-003193-0001-XX

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date: July 22, 2024	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

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